As filed with the Securities and Exchange Commission on October 25, 2005
Registration No. 333-128690

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

Amendment No. 1
FORM S-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

VOXWARE, INC.
(Exact name of registrant as specified in its charter)

Delaware	36-3934824
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

168 Franklin Corner Road
Lawrenceville, New Jersey 08648
(609) 514-4100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Thomas J. Drury, Jr.
President and Chief Executive Officer
168 Franklin Corner Road
Lawrenceville, New Jersey 08648
(609) 514-4100
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies of all communications, including all communications sent to the agent for service, should be sent to:

Andrew P. Gilbert, Esq.
Morgan, Lewis & Bockius LLP
502 Carnegie Center
Princeton, New Jersey 08540
(609) 919-6600

Approximate date of commencement of proposed sale to the public: From time to time, at the discretion of the selling stockholders, after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Shares To Be Registered	Amount To Be Registered	Proposed Maximum Aggregate Price Per Share	Proposed Maximum Aggregate Offering Price	Amount Of Registration Fee
Common Stock, $0.001 par value	1,084,383,899(1) (2) (3)	$0.05(4)	$54,219,195	$6,383

(1)	Includes (a) 206,249,997 shares of Common Stock issued to certain of the selling stockholders in connection with the August 2005 private placement of Common Stock; (b) 552,041,224 shares of Common Stock registered under Registration Statement on Form S-2 File No. 333-110501 which includes (i) 522,278,973 shares of Common Stock issued upon the August 2005 conversion of 522,278,973 shares of Series D Preferred Stock held by certain of the selling stockholders, and (ii) 29,762,251 shares of Common Stock that may be issued upon the exercise of Common Stock warrants held by certain of the selling stockholders; (c) 310,386,849 shares of Common Stock registered under Registration Statement on Form S-2 File No. 333-121291 which includes (i) 137,777,690 shares of Common Stock issued upon the August 2005 conversion of 137,777,690 shares of Series D Preferred Stock held by certain of the selling stockholders, (ii) 156,779,921 shares of Common Stock that may be issued upon the exercise of Common Stock warrants held by certain of the selling stockholders and (iii) 15,829,238 shares of Common Stock issued as dividends on the Series D Preferred Stock; (d) 6,528,750 shares of Common Stock that may be issued upon the exercise of Common Stock warrants issued in connection with the August 2005 private placement of Common Stock and held by certain of the selling stockholders; and (e) 9,177,079 shares of Common Stock issued as dividends on the Series D Preferred Stock which includes (i) 1,902,004 shares of Common Stock issued as dividends on the 649,016,089 shares of Series D Convertible Preferred Stock converted to Common Stock by a selling stockholder in August 2005, (ii) 7,274,222 shares of Common Stock issued as dividends on the Series D Preferred Stock for the period January 1, 2005 to June 30, 2005, and (iii) 853 shares of Common Stock issued as dividends on the 605,851 shares of Series D Preferred Stock converted to Common Stock by a selling stockholder in July 2005.

(2)	Also includes an indeterminate number of shares of our Common Stock as may be issuable in the event of stock splits, stock dividends or similar transactions in accordance with Rule 416 under the Securities Act of 1933, as amended.

(3)	Pursuant to Rule 429 under the Securities Act of 1933, as amended, this Registration Statement includes (a) 221,955,826 shares of our Common Stock initially being registered under this Registration Statement; (b) 552,041,224 shares of our Common Stock previously registered under Registration Statement on Form S-2 File No. 333-110501; and (c) 310,386,849 shares of our Common Stock previously registered under Registration Statement on Form S-2 File No. 333-121291. As such, this Registration Statement constitutes a Post-Effective Amendment No. 1 to the previously filed Registration Statements on Form S-2 (File No. 333-110501 and File No. 333-121291).

(4)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c). Such price is based upon the average of the bid and asked for price of the registrant’s Common Stock as reported on the OTC Bulletin Board on September 27, 2005.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion dated October 25, 2005

VOXWARE, INC.

1,084,383,899 Shares of Common Stock

Our stockholders listed in this prospectus are offering and selling an aggregate of 1,084,383,899 shares of our Common Stock. Of those shares, (a) 206,249,997 shares of Common Stock were issued to certain of the selling stockholders in connection with the August 2005 private placement of Common Stock; (b) 552,041,224 shares of Common Stock were registered under Registration Statement on Form S-2 File No. 333-110501 which includes (i) 522,278,973 shares of Common Stock issued upon the August 2005 conversion of 522,278,973 shares of Series D Preferred Stock held by certain of the selling stockholders, and (ii) 29,762,251 shares of Common Stock that may be issued upon the exercise of Common Stock warrants held by certain of the selling stockholders; (c) 310,386,849 shares of Common Stock were registered under Registration Statement on Form S-2 File No. 333-121291 which includes (i) 137,777,690 shares of Common Stock issued upon the August 2005 conversion of 137,777,690 shares of Series D Preferred Stock held by certain of the selling stockholders, (ii) 156,779,921 shares of Common Stock that may be issued upon the exercise of Common Stock warrants held by certain of the selling stockholders and (iii) 15,829,238 shares of Common Stock issued as dividends on the Series D Preferred Stock; (d) 6,528,750 shares of Common Stock that may be issued upon the exercise of Common Stock warrants issued in connection with the August 2005 private placement of Common Stock and held by certain of the selling stockholders; and (e) 9,177,079 shares of Common Stock were issued as dividends on the Series D Preferred Stock which includes (i) 1,902,004 shares of Common Stock issued as dividends on the 649,016,089 shares of Series D Convertible Preferred Stock converted to Common Stock by a selling stockholder in August 2005, (ii) 7,274,222 shares of Common Stock issued as dividends on the Series D Preferred Stock for the period January 1, 2005 to June 30, 2005, and (iii) 853 shares of Common Stock issued as dividends on the 605,851 shares of Series D Preferred Stock converted to Common Stock by a selling stockholder in July, 2005.

The shares of our Common Stock may be offered and sold from time to time by our stockholders, as described in this prospectus. The selling stockholders will receive all of the proceeds from the sale of the shares. The selling stockholders will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. We will not receive any proceeds from the sale of the shares other than the exercise price payable to us upon the exercise of the warrants.

Our Common Stock trades on the OTC Bulletin Board under the ticker symbol “VOXW.OB.” On October 21, 2005, the last reported sale price of our Common Stock was
$ 0.05 per share.

The selling stockholders may offer the shares of Common Stock through public or private transactions, on or off the United States exchanges, at prevailing market prices or at privately negotiated prices.

Investing in our Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 3 for a discussion of certain factors that you should consider before you invest in any of the Common Stock being offered with this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October   , 2005

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	1

PROSPECTUS SUMMARY	1

RISK FACTORS	3

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	8

USE OF PROCEEDS	8

SELLING STOCKHOLDERS	9

PLAN OF DISTRIBUTION	18

DESCRIPTION OF SECURITIES TO BE REGISTERED	19

EXPERTS	22

LEGAL MATTERS	22

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE	22

WHERE YOU CAN FIND MORE INFORMATION	23

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement on Form S-2 filed by us with the Securities and Exchange Commission to register 1,084,383,899 shares of our Common Stock. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Accordingly, you should refer to the registration statement and its exhibits for further information about us and our Common Stock. Copies of the registration statement and its exhibits are on file with the SEC. Statements contained in this prospectus concerning the documents we have filed with the SEC are not intended to be comprehensive, and in each instance we refer you to the copy of the actual document filed as an exhibit to the registration statement or otherwise filed with the SEC.

PROSPECTUS SUMMARY

VOXWARE, INC.

We are a leading provider of voice-based technology that optimizes the front line logistics and distribution center workforce. Our primary product, VoiceLogistics®, enables warehouse workers to perform a wide array of logistics tasks such as picking, receiving, put away, replenishment and returns processing - more efficiently and effectively. VoiceLogistics also gives distribution center management an effective tool for reducing logistics costs and optimizing complex materials handling processes.

The VoiceLogistics solution is a combination of software, hardware and professional services. Enabled by our patented VoiceXML browser used in logistics applications, VoxBrowser™, the VoiceLogistics solution creates a dynamic, real-time link between highly mobile workers, the warehouse management system (WMS) and supervisory personnel. We believe that our patented solution is unique in the industry because it is the first web-based, people-centric, interactive speech recognition application engineered specifically to operate in highly demanding industrial environments.

VoiceLogistics is primarily sold to large companies that operate warehouses and distribution centers. We have customers from a variety of industry sectors, including food service, grocery, retail, consumer packaged goods, third party logistics providers and wholesale distribution. Our technology has the ability to integrate easily (generally in less than 90 days) with an external WMS. VoiceLogistics revenues are generated from product sales, license fees, professional services and maintenance fees.

While VoiceLogistics is our primary product and business focus, we also derive revenue from a legacy product line of stationary voice recognition devices, as well as from speech compression technologies that we have licensed. Our executive offices are located at 168 Franklin Corner Road, Lawrenceville, New Jersey 08648, and our telephone number is (609) 514-4100.

THE OFFERING

Common stock offered by the selling stockholders	1,084,383,899 (1)
Common stock to be outstanding after the offering	1,111,894,610 (2)
OTC Bulletin Board Market Symbol	VOXW.OB

______________________________
(1)	Includes warrants to purchase up to an aggregate of 193,070,922 shares of Common Stock.

(2)
Based on 937,498,847 shares of Common Stock issued and outstanding as of September 14, 2005, after giving effect to the exercise of warrants to purchase up to an aggregate of 193,070,922 shares of Common Stock, and excluding Common Stock to be issued upon the exercise of outstanding options.

RISK FACTORS

Before you invest in our Common Stock, you should carefully consider the following factors and cautionary statements, as well as the other information set forth herein. If any of the following risks actually occur, our business, financial condition or results of operations may suffer. As a result, the trading price of our Common Stock could decline, and you could lose a substantial portion of the money you paid to buy our Common Stock.

We operate in a rapidly changing business environment that involves substantial risk and uncertainty. The following discussion addresses some of the risks and uncertainties that could cause, or contribute to causing, actual results to differ materially from expectations. We caution all readers to pay particular attention to the descriptions of risks and uncertainties described below and in other sections of this report and our other filings with the Securities and Exchange Commission.

If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our Common Stock could decline and we may be forced to consider additional alternatives.

This Registration Statement on Form S-2 contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this Registration Statement on Form S-2.

Risks Relating to Our Business and Operations

If we continue to incur operating losses, we may be unable to continue our operations. We have incurred operating losses since we started our company in August 1993. During fiscal 2005, the net loss of $760,000 contributed to an accumulated deficit of $66,626,000 as of June 30, 2005. If we continue to incur operating losses and fail consistently to be a profitable company, we may be unable to continue our operations. In addition, given the funding raised in the August 2005 private placement, we plan to increase spending in research and development along with sales and marketing at levels higher than in the recent past and possibly disproportionate to revenue thus incurring net losses in the near term. Our future profitability depends on our ability to obtain significant customers for our products, to respond to competition, to introduce new and enhanced products, and to successfully market and support our products. We cannot assure you that we will achieve or sustain significant sales or profitability in the future.

If we cannot raise adequate capital in the future, we may be unable to continue our product development, marketing and business generally. In the future, we may need to raise additional capital to fund operations, including product development and marketing. Funding from any source may not be available when needed or on favorable terms. If we cannot raise adequate funds to satisfy our capital requirements, we may have to limit, delay, scale-back or eliminate product development programs, marketing or other activities. We might be forced to sell or license our technologies. Any of these actions might harm our business. If additional financing is obtained, the financing may be dilutive to our current stockholders.

We rely substantially on key customers. Our customer base is highly concentrated. For the fiscal year ended June 30, 2005, one customer accounted for 36% of our total revenues. We believe that a substantial portion of our net sales will continue to be derived from a concentrated group of customers. However, the volume of sales to a specific customer is likely to vary from period to period and a significant customer in one period may not purchase our products in a subsequent period. In general, there are no ongoing written commitments by customers to purchase our products. Our net sales in any period generally have been, and likely will continue to be, in the near term, derived from a relatively small number of sales transactions. Therefore, the loss of one or more major customers could have a material adverse affect on our results of operations.

We have a sole source vendor for a critical hardware component. One of our vendors provides a key component for our wearable computer hardware. Any disruption in supply by this vendor would prohibit us from shipping product and thus recognizing revenue. In addition, other vendors provide custom-made components that would take time to reproduce with other suppliers should a current vendor fail to deliver quality product in a timely manner.

If our VoiceLogistics family of products is not successful in the market, we will not be able to generate substantial revenues or achieve sustained profitability. Our success is substantially dependent on the success of our VoiceLogistics family of products. If the market accepts our VoiceLogistics products, these products will account for the vast majority of our net revenue in the future. If our VoiceLogistics products are unsatisfactory, or if we are unable to generate significant demand for these products, or we fail to develop other significant products, our business will be materially and adversely affected.

If we do not develop or acquire and introduce new and enhanced products on a timely basis, our products may be rendered obsolete. The markets for our speech recognition products and voice-based technologies are characterized by rapidly changing technology. The introduction of products by others based on new or more advanced technologies could render our products obsolete and unmarketable. Therefore, our ability to build on our existing technologies and products to develop and introduce new and enhanced products in a cost effective and timely manner will be a critical factor in our ability to grow and compete. We cannot assure you that we will develop new or enhanced products successfully and in a timely manner. Further, we cannot assure you that the market will accept new or enhanced products. Our failure to develop new or enhanced products, including our failure to develop or acquire the technology necessary to do so, would have a material adverse effect on our business.

If our competitors introduce better or cheaper products, our products may not be profitable to sell or to continue to develop. The business in which we engage is highly competitive. Advances in technology, product improvements and new product introductions, as well as marketing and distribution capabilities, and price competition influence success. Failure to keep pace with product and technological advances could adversely affect our competitive position and prospects for growth. Our products compete with those being offered by larger, traditional computer industry participants who have substantially greater financial, technical, marketing and manufacturing resources than us. We cannot assure you that we will be able to compete successfully against these competitors or that competitive pressures faced by us would not adversely affect our business or operating results.

If we cannot integrate our speech recognition products with other components of customer systems, we may not be able to sell our products. Although state-of-the-art speech recognition technology is important to generating sales in our target markets, other components of a voice-based system are also necessary. Our products must be easily integrated with customers’ asset management and information systems. The ability to incorporate speech recognition products into customers’ systems quickly and without excessive cost or disruption will be a key factor in our success. We do not now possess all the necessary components for system integration. Acquisitions, joint ventures or other strategic relationships may be required for us to develop or obtain access to the necessary components to achieve market penetration. We cannot assure you that our efforts will be successful and, to the extent we are unsuccessful, our business may be materially adversely affected.

There are a number of factors which may cause substantial variability in our quarterly operating results. Our revenue, gross profit, operating income or loss and net income or loss may vary substantially from quarter-to-quarter due to a number of factors. Many factors, some of which are not within our control, may contribute to fluctuations in operating results. These factors include, but are not limited to, the following:

•   market acceptance of our products;
•   timing and levels of purchases by customers;
•   interruption and delays in production caused by vendor delays;
•   new product and service introductions by our competitors or us;
•   market factors affecting the availability or costs of qualified technical personnel;
•   timing and customer acceptance of our new product and service offerings;
•   length of sales cycle; and
•   industry and general economic conditions.

We cannot assure you that any of these factors will not substantially influence our quarterly operating results.

If our third-party partners do not effectively market and service our products, we may not generate significant revenues or profits from sales of our products. We expect to utilize third parties, such as hardware system vendors, consultants, value added resellers, and system integrators, to sell and/or assist us in selling our products. To date, we have signed agreements with several of these third-party partners. We believe that the establishment of a network of third-party partners with extensive and specific knowledge of the various applications critical in the industrial market is important for us to succeed in that market. Some third-party partners also purchase products from us at a discount and incorporate them into application systems for various target markets and/or consult us in the development of application systems for end users. For the foreseeable future, we may sell fewer products if we cannot attract and retain third-party partners to sell and service our products effectively and that provide timely and cost-effective customer support. An increasing number of companies compete for access to the types of partners we use. Either party generally may terminate our current arrangements with third-party partners at any time upon 30 days prior written notice. We cannot assure you that our partners will continue to purchase and re-sell our products or provide us with adequate levels of support. If our partner relationships are terminated or otherwise disrupted our operating performance and financial results may be adversely affected.

If we cannot attract and retain management and other personnel with experience in the areas of our business focus, we will not be able to manage and grow our business. We have been developing and selling our speech recognition products and voice-based technologies since February 1999. Since that time, we have been hiring personnel with skills and experience relevant to the development and sale of these products and technologies. If we cannot continue to hire such personnel and to retain any personnel hired, our ability to operate our business will be materially adversely affected. Competition for qualified personnel is intense and we cannot assure you that we will be able to attract, assimilate or retain qualified personnel.

If we cannot protect our proprietary rights and trade secrets, or if we are found to be infringing on the patents and proprietary rights of others, our business would be substantially harmed. Our success depends in part on our ability to protect the proprietary nature of our products, preserve our trade secrets and operate without infringing the proprietary rights of others. If others obtain and copy our technology or others claim that we are making unauthorized use of their proprietary technology, we may get involved in lengthy and costly disputes to resolve questions of ownership of the technology. If we are found to be infringing on the proprietary rights of others, we could be required to seek licenses to use necessary technology. We cannot assure you that licenses of third-party patents or proprietary rights would be made available to us on acceptable terms, if at all. In addition, the laws of certain countries may not protect our intellectual property because the laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and many companies have encountered significant problems and costs in protecting their proprietary rights in these foreign countries. To protect our proprietary rights, we seek patents and we enter into confidentiality agreements with our employees and consultants with respect to proprietary rights and unpatented trade secrets. We cannot assure you those patent applications in which we hold rights will result in the issuance of patents. We cannot assure you that any issued patents will provide significant protection for our technology and products. In addition, we cannot assure you that others will not independently develop competing technologies that are not covered by our patents. We cannot assure you that confidentiality agreements will provide adequate protection for our trade secrets, know-how, or other proprietary information in the event of any unauthorized use or disclosures. Any unauthorized disclosure and use of our proprietary technology could have a material adverse effect on our business.

Risks Relating to Our Securities

The price of our Common Stock has been highly volatile due to factors that will continue to affect the price of our stock. Our Common Stock closed as high as $0.095 and as low as $0.030 per share between July 1, 2004 and June 30, 2005. Historically, the over-the-counter markets for securities such as our Common Stock have experienced extreme price fluctuations. Some of the factors leading to this volatility include:

•   fluctuations in our quarterly revenue and operating results;
•   announcements of product releases by us or our competitors;
•   announcements of acquisitions and/or partnerships by us or our competitors;
•   increases in outstanding shares of Common Stock upon exercise or conversion of derivative securities and the issuances of Common Stock pursuant to our private placement transactions; and
•   delays in producing finished goods inventory for shipment.

There is no assurance that the price of our stock will not continue to be volatile in the future.

                 A significant portion of our total outstanding shares of Common Stock may be sold in the market in the near future. This could cause the market price of our Common Stock to drop significantly, even if our business is doing well. Sales of a substantial number of shares of our Common Stock in the public market could occur at any time. These sales, or the perception in the market of such sales, may have a material adverse effect on the market price of our common stock. We are registering 1,084,383,899 shares of Common Stock, including an aggregate of 193,070,922 shares of Common Stock issuable upon the exercise of warrants. We also previously registered all shares of Common Stock that we may issue under our employee benefit plans. Of the shares outstanding, approximately 449,882,918 shares are subject to lock-up agreements which expire one year from effectiveness of this registration statement. Sales of remaining outstanding shares when sold could reduce the market price of our common stock.

Future sales of our Common Stock in the public market by our affiliates could adversely affect the price of our Common Stock. Sales of substantial amounts of our Common Stock in the public market by our affiliates that are not currently freely tradable, or even the potential for such sales, could impair the ability of our stockholders to recoup their investment or make a profit. As of September 14, 2005, these shares include:

•   approximately 36,445,677 shares of our Common Stock owned by our executive officers and directors; and
•   approximately 542,688,460 shares of our Common Stock owned by our largest stockholders, Edison Venture Fund, V L.P. and Cross Atlantic Technology Fund II, L.P.

The sale of substantial amounts of our Common Stock by certain affiliates, including our largest stockholders, or the sale of substantial amounts of our Common Stock received through the exercise of outstanding options and/or warrants, or the perception of such sales, may have a material adverse effect on our stock price.

If the holders of the warrants and options to purchase our Common Stock elect to have their collective holdings assumed by a potential acquirer of us, the potential acquirer could be deterred from completing an acquisition of us. Also, if the holders of the warrants and options to purchase our Common Stock elect to have their holdings remain outstanding after an acquisition of us, the potential acquirer could be deterred from completing an acquisition of us.

Our management and other affiliates have significant control of our Common Stock and could control our actions in a manner that conflicts with our interests and the interests of other stockholders. As of August 31, 2005, our executive officers, directors and affiliated entities together beneficially own approximately 764,238,877 shares of our Common Stock, assuming the exercise of options, warrants and other Common Stock equivalents which are currently exercisable, held by these stockholders. As a result, these stockholders, acting together, will be able to exercise considerable influence over matters requiring approval by our stockholders, including the election of directors, and may not always act in the best interests of other stockholders. Such a concentration of ownership may have the effect of delaying or preventing a change in our control, including transactions in which our stockholders might otherwise receive a premium for their shares over then current market prices.

Our Common Stock is considered “a penny stock” and may be difficult to sell. The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. Presently, the market price of our Common Stock is substantially less than $5.00 per share and therefore is designated as a “penny stock” according to SEC rules. This designation requires any broker or dealer selling these securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to sell our Common Stock and may affect the ability of investors to sell their shares. In addition, since our Common Stock is traded on the OTC Bulletin Board, investors may find it difficult to obtain accurate quotations of our Common Stock.

Risks Relating to Accounting Rules and Internal Controls

Changes in, or interpretations of, accounting rules and regulations, such as expensing of stock options, could result in unfavorable accounting charges.

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. These principles are subject to interpretation by the SEC and various bodies formed to interpret and create appropriate accounting policies. A change in these policies can have a significant effect on our reported results and may even retroactively affect previously reported transactions. Our accounting policies that recently have been or may be affected by changes in the accounting rules are as follows:

•	revenue recognition;
•	accounting for share-based payments; and
•	accounting for income taxes.

In particular, the FASB recently enacted SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R") which we will adopt effective in the third quarter of fiscal 2006. As a result, we expect that SFAS 123R will have a significant adverse effect on our reported financial results and may impact the way in which we conduct our business, which may affect our stock price.

Our auditors determined that there was a material weakness in our internal controls over financial reporting during fiscal 2004 and we only recently were able to conclude that our disclosure controls were effective. In connection with their audit of our financial statements for the fiscal year ended June 30, 2004, our independent registered public accountants reported a material weakness in our internal controls over financial reporting. A material weakness is a reportable condition in which the design or operation of one or more internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

The material weakness reported for fiscal year 2004 related to the fact that we did not have sufficient competent accounting personnel that resulted in deficiencies in processes relating to account analyses and reconciliations, including lack of timely management review. For example, the lack of timely management review contributed to a restatement of our Form 10-K for the fiscal year ended June 30, 2003 and the restatements of our Form 10-Qs for the fiscal quarters ended September 30, 2003 and December 31, 2003. In addition, these issues contributed to our need to file an extension of time to file our Form 10-K for the fiscal year ended June 30, 2004. Our auditors advised us that they consider these matters to be “material weaknesses” that, by themselves or in combination, result in a more than remote likelihood that a material misstatement in our financial statements will not be prevented or detected by our employees in the normal course of performing their assigned functions.

We have taken steps to improve the controls in this area. For example, we consolidated our financial reporting functions and hired a new Chief Financial Officer in June 2004, a new Controller in December 2004, a new Accounting Manager in January 2005, and other accounting personnel to oversee internal controls for financial reporting. The implementation of this process began during the fourth quarter of fiscal 2004 and was completed during the fourth quarter of fiscal 2005. We do not believe that the costs associated with consolidating the reporting process and the hiring of the new personnel had a material adverse effect on our financial condition because these employees replaced former employees and consultants performing similar functions. However, despite these steps and our conclusion that our controls were effective as of June 30, 2005, we may experience reportable conditions and material weaknesses in the future, which, if not remediated, may render us unable to detect in a timely manner misstatements that could occur in our financial statements in amounts that may be material.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains some “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 and information relating to us that are based on the beliefs of our management, as well as assumptions made by and the information currently available to our management. When used in this prospectus, the words “estimate,”“project,”“believe,”“anticipate,”“intend,”“expect” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in these forward-looking statements, including those risks discussed in this prospectus.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. Except for special circumstances in which a duty to update arises when prior disclosure becomes materially misleading in light of subsequent circumstances, we do not intend to update any of these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our Common Stock by the selling stockholders. All of the net proceeds from the offer and sale of our Common Stock will go to the selling stockholders. We will receive the proceeds from the exercise of the Common Stock warrants by the selling stockholders, if any are exercised. The Common Stock warrants entitle the selling stockholders to purchase shares of our Common Stock at a price ranging from $0.001 to $0.1255 per share.

SELLING STOCKHOLDERS

The following is a summary of the transactions by which the selling stockholders acquired the securities being registered by this registration statement.

In connection with our August 2005 Common Stock private placement, we issued an aggregate of 206,249,997 shares of our Common Stock and warrants to purchase 6,528,750 shares of Common Stock. Pursuant to the provisions of our Amended and Restated Certificate of Incorporation, all outstanding shares of our Series D Preferred Stock automatically convert to shares of the Common Stock upon authorization of such conversion by the holders of at least a majority of the outstanding shares of Series D Preferred Stock. In connection with the August 2005 Common Stock private placement, the majority of the outstanding shares of Series D Preferred Stock determined that it was in our best interest and the best interest of our stockholders to convert all of the outstanding shares of Series D Preferred Stock into shares of our Common Stock, on a one-for-one basis. As a result, on August 11, 2005, an aggregate of 649,016,089 shares of Series D Preferred stock were converted into 649,016,089 shares of Common Stock, and 1,902,857 shares of Common Stock were issued in lieu of paying cash dividends on Series D Preferred Stock for the period from July 1, 2005 to August 11, 2005.

In addition, this registration statement is registering an additional 552,041,224 shares of our Common Stock that were previously registered under a Registration Statement on Form S-2 (Registration No. 333-110501) and 310,386,849 shares of our Common Stock that were previously registered under a Registration Statement on Form S-2 (Registration No. 333-121291).

The following table sets forth the aggregate number of shares of Common Stock beneficially owned by the selling stockholders as of September 14, 2005, after giving effect to the Private Placement and conversion of the Series D Preferred Stock, and the percentage of all shares of Common Stock held by such selling stockholders prior to and after giving effect to the offering based on 937,498,847 shares of Common Stock outstanding as of September 14, 2005. Except as described in this prospectus, the selling stockholders have not held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years. We considered the following factors and made the following assumptions regarding the table:

•
beneficial ownership is determined under Section 13(d) of the Securities Exchange Act of 1934 (Exchange Act) and generally includes voting or investment power with respect to securities and including any securities that grant the selling stockholder the right to acquire Common Stock within 60 days of September 14, 2005; and

•	the selling stockholders may sell all of the securities offered by this prospectus under certain circumstances.

Notwithstanding these assumptions, the selling stockholders may sell less than all of the shares listed on the table. In addition, the shares listed below may be sold pursuant to this prospectus or in privately negotiated transactions. Accordingly, we cannot estimate the number of shares of Common Stock that the selling stockholders will sell under this prospectus.

Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment control with respect to all shares of our Common Stock shown as beneficially owned by them.

	Shares of Common Stock Beneficially Owned Prior to Offering (1)		Number of Shares of Common Stock Being Offered	Shares of Common Stock to be Beneficially Owned After Offering (1)(2)

Name of Selling Stockholder (3)	Number	Percentage	Number	Number	Percentage
Edison Venture Fund V, L.P. (4)	522,938,934	49.64%	522,938,934	--	--
Cross Atlantic Technology Fund II, L.P. (5)	174,313,018	17.86%	174,313,018	--	--
Scorpion Nominees (BVI) Limited (6)	77,747,492	8.28%	77,747,492	--	--
Creafund, N.V. (7)	32,354,867	3.45%	32,354,867	--	--
Productive Nominees Limited (8)	21,449,872	2.29%	21,449,872	--	--
Pictet Private Equity Investors SA (9)	20,377,642	2.17%	20,377,642	--	--
Avvision BVBA (10)	16,897,984	1.80%	16,897,984	--	--
Levi, David (11)	16,517,603	1.76%	15,844,531	673,072	**
Alexandre, James L. (12)	15,625,000	1.67%	15,625,000	--	--
Sears Properties Limited (13)	13,750,000	1.47%	13,750,000	--	--
UBS Financial Services Inc. as IRA Custodian for Jonathan M. N. Binder (14)	10,010,456	1.07%	10,010,456	--	--
Van Cutsem, Hugh Bernard Edward (15)	9,439,423	1.01%	9,439,423	--	--
Ridgecrest Capital Partners (16)	9,333,333	**	9,333,333	--	--
NCL (Nominees) Limited a/c SWIM (17)	8,906,250	**	8,906,250	--	--
de Cavalho, M. R. (18)	7,812,500	**	7,812,500	--	--
Xanthus Limited (19)	7,812,500	**	7,812,500	--	--
JT Hoagland LLC (20)	6,245,994	**	6,245,994	--	--
Castle Creek Technology Partners LLC (21)	6,231,333	**	6,231,333	--	--
Fitel Nominees Limited #CO52452 (22)	5,781,250	**	5,781,250	--	--
Nash, Alan (23)	5,652,087	**	5,652,087	--	--
Fitzwilliams, Duncan John Lloyd (24)	4,338,246	**	4,338,246	--	--
Intercontinental Services Ltd. (25)	4,063,695	**	4,063,695	--	--
Hamill, William H. B. (26)	3,832,752	**	3,832,752	--	--
Anglo Irish Bank (Suisse) SA (27)	3,125,000	**	3,125,000	--	--
Lazard Capital Markets (28)	3,125,000	**	3,125,000	--	--
Nash, John (29)	3,125,000	**	3,125,000	--	--
Westminster Associates Ltd. (30)	3,125,000	**	3,125,000	--	--
Agarwal, Mukesh Kumar (31)	3,089,933	**	3,089,933	--	--
Turban, Scott D. (32)	2,824,280	**	2,824,280	--	--
Kleinwort Benson (Guernsey) Trustees Limited as the Trustee of the Moncreiffe Trust (33)	2,812,500	**	2,812,500	--	--
Burnbrae Ltd. (34)	2,722,235	**	2,722,235	--	--
Stoddart, Michael Craig (35)	2,343,750	**	2,343,750	--	--
Seymour-Williams, Diane (36)	2,250,000	**	2,250,000	--	--
Joshua M. Rafner and Angela D. Rafner 2000 Trust (37)	2,147,184	**	2,147,184	--	--
Albayrak, Yildiray (38)	2,124,856	**	717,960	1,406,896	**
Mufson Howe Hunter & Co. (39)	2,062,500	**	2,062,500	--	--
Eurl Val D'Auso (40)	1,880,487	**	1,880,487	--	--
Willbro Nominees Limited (41)	1,719,945	**	1,719,945	--	--
Pershing Keen Nominees Limited A/C PUCLT (42)	1,718,750	**	1,718,750	--	--
Backhouse, David Miles (43)	1,562,500	**	1,562,500	--	--
Hollingworth, N (44)	1,562,500	**	1,562,500	--	--
Kestrel Services Ltd. (45)	1,562,500	**	1,562,500	--	--
Mahony, Terence F. (46)	1,562,500	**	1,562,500	--	--
Trianon Antiques SA (47)	1,562,500	**	1,562,500	--	--
Woolstencroft, J. T. (48)	1,562,500	**	1,562,500	--	--
Tropiano, Raymond (49)	1,521,264	**	1,521,264	--	--
Loveday, M. A. (50)	1,406,250	**	1,406,250	--	--
Van Cutsem, Emilie Elise (51)	1,390,374	**	1,390,374	--	--
Narlis, Nicholas (52)	1,263,611	**	331,408	932,203	**
Fishman, Andrew Daniel (53)	1,250,000	**	1,250,000	--	--

	Shares of Common Stock Beneficially Owned Prior to Offering (1)		Number of Shares of Common Stock Being Offered	Shares of Common Stock to be Beneficially Owned After Offering (1)(2)

Name of Selling Stockholder (3)	Number	Percentage	Number	Number	Percentage
Greenwood Nominees Limited (54)	1,250,000	**	1,250,000	**	**
Diathermi Investment Ltd. (55)	896,952	**	896,952	--	--
de C. Hamilton, Francis (56)	781,250	**	781,250	--	--
Lonworld UK Limited (57)	781,250	**	781,250	--	--
Silicon Valley Bank (58)	750,000	**	750,000	--	--
Nortrust Nominees Ltd. (59)	718,750	**	718,750	--	--
Beery, James R. (60)	625,000	**	625,000	--	--
Siegel, Donald H. (61)	600,449	**	600,449	--	--
Lemmerman, Juergan C.H. (62)	555,288	**	339,956	215,332	**
BVBA Com2Wizards (63)	513,115	**	513,115	--	--
Fitel Nominees Limited #CO53599 (64)	468,750	**	468,750	--	--
Ettinger, Michael (65)	430,214	**	430,214	--	--
Schwartz, Elliot S. (66)	430,214	**	430,214	--	--
InRoad (67)	375,000	**	375,000	--	--
Kenneth M. Finkel and Jane E. Delzer Revocable Trust (68)	358,980	**	358,980	--	--
Meade, Sherri L. (69)	358,980	**	358,980	--	--
Deneweth, Wim (70)	345,996	**	345,996	--	--
Eigner, Saeb & Fariba (71)	312,500	**	312,500	--	--
Oracle Management (72)	278,884	**	278,884	--	--
Smith, Emma (73)	150,000	**	150,000	--	--
Olivola, Mark (74)	79,681	**	79,681	--	--
Frankel, Barry (75)	39,840	**	39,840	--	--

**Less than one percent.

(1)
The number of shares outstanding does not include an aggregate of 131,854,317 shares of Common Stock issued as of September 14, 2005 to beneficial owners that could be issued upon exercise of options issued under our stock option plan, and 174,395,763 shares of Common Stock underlying warrants issued as of September 14, 2005 which are currently exercisable, but for each particular selling stockholder, it does include that number underlying options and warrants which are currently exercisable or become exercisable within 60 days of September 14, 2005.

(2)
The selling stockholders may offer and sell all or a part of the Common Stock pursuant to this prospectus, but no estimates can be made as to the amount of shares of Common Stock that will be held by the selling stockholders after the completion of this offering.

(3)	Based on the information received by the Company from each known holder of the securities, except as disclosed below, no Selling Stockholder is an affiliate of any registered broker-dealer.

(4)
Includes 69,604,126 shares purchased in our August 2005 Common Stock private placement, 324,851,190 shares converted from Series D Preferred Stock into Common Stock, 12,560,999 shares issued as quarterly dividends on the Series D Preferred Stock, and 115,922,619 shares issuable upon the exercise of Common Stock warrants. Collectively, Joseph A. Allegra, Ross Martinson, John Martinson, Bruce Luehrs and Gary Golding have voting and investment control over the shares of Common Stock held by Edison Venture Fund V, L.P., but disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. Ross Martinson and Joseph A. Allegra have served on our Board of Directors since June 2003.

(5)
Includes 23,201,416 shares purchased in our August 2005 Common Stock private placement, 108,283,731 shares converted from Series D Preferred Stock into Common Stock, 4,186,998 shares issued as quarterly dividends on the Series D Preferred Stock, and 38,640,873 shares issuable upon the exercise of Common Stock warrants. Collectively, Donald R. Caldwell, President and Chief Executive Officer, Fred Tecce, Vice President, Richard M. Fox, Vice President, and Gerry McCrory, Vice President, have voting and investment control over the shares of Common Stock held by Cross Atlantic Technology Fund II, L.P., but disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. Donald R. Caldwell has served on our Board of Directors since December 2004.

(6)
Includes 74,140,167 shares converted from Series D Preferred Stock into Common Stock, 2,643,476 shares issued as quarterly dividends on the Series D Preferred Stock, and 963,849 shares issuable upon the exercise of Common Stock warrants. Collectively, John O’Kelly-Lynch, President and Director, Willam Spencer, Vice President and Director, and Vaughn Sullivan, Secretary, have voting and investment control over the shares of Common Stock held by Scorpion Nominees (BVI) Limited, but disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(7)
Includes 31,097,982 shares converted from Series D Preferred Stock into Common Stock, and 1,256,885 shares issued as quarterly dividends on the Series D Preferred Stock. Gino Schepens, Johan Heirbrandt and Herman Wielfaert have voting and investment control over the shares of Common Stock held by Creafund Management NV, but disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(8)
Includes 3,125,000 shares purchased in our August 2005 Common Stock private placement, 17,699,072 shares converted from Series D Preferred Stock into Common Stock, 585,960 shares issued as quarterly dividends on the Series D Preferred Stock, and 39,840 shares issuable upon the exercise of Common Stock warrants. Katherine Sarah Foster-Brown has voting and investment control over the shares of Common Stock held by Productive Nominees Limited, but disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(9)
Includes 19,436,926 shares converted from Series D Preferred Stock into Common Stock, 672,899 shares issued as quarterly dividends on the Series D Preferred Stock, and 267,817 shares issuable upon the exercise of Common Stock warrants. Carsten Beyer has voting and investment control over the shares of Common Stock held by Pictet Private Equity Investors SA, but disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(10)
Includes 16,241,553 shares converted from Series D Preferred Stock into Common Stock, and 656,431 shares issued as quarterly dividends on the Series D Preferred Stock. Pascal Persyn has voting and investment control over the shares of Common Stock held by Avvision BVBA, but disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(11)
Includes 14,998,137 shares converted from Series D Preferred Stock into Common Stock, 570,402 shares issued as quarterly dividends on the Series D Preferred Stock, 275,992 shares issuable upon the exercise of Common Stock warrants, 625,000 shares of Common Stock issuable upon the exercise of Common Stock options issued under our stock option plans, and 48,072 shares of Common Stock personally held. David Levi has served on our Board of Directors since January 1998.

(12)	Represents 15,625,000 shares purchased in our August 2005 Common Stock private placement. James L. Alexandre has served on our Board of Directors since August 2005.

(13)
Represents 13,750,000 shares purchased in our August 2005 Common Stock private placement. Two groups of persons, collectively comprised of Russell S. Homer, Mitchell B. Tulloch, Natasha M. Brennan, Susanne M. Hogetoorn, Kathrine G. Stewart, Ebby L. Cudlipp, Brigette S. G. Homer, Elizabeth N. Binet, Oliver E. Donagher and Lisa Miller, have voting and investment control over the shares of Common Stock held by Sears Properties Limited, but disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. Russell S. Homer, Mitchell B. Tulloch, Natasha M. Brennan, Susanne M. Hogetoorn, Kathrine G. Stewart, Ebby L. Cudlipp and Brigette S. G. Homer are in Group A. Elizabeth N. Binet, Oliver E. Donagher and Lisa Miller are in Group B. Any two persons in Group A have voting and investment control. In addition, any person in Group A in conjunction with any person in Group B have voting and investment control.

(14)
The selling stockholder is an affiliate of a registered broker-dealer, but such broker-dealer is not participating in this offering in any manner. Please see "Plan of Distribution" for required disclosure regarding these selling stockholders. Includes 4,000,000 shares purchased in our August 2005 Common Stock private placement, 5,799,381 shares converted from Series D Preferred Stock into Common Stock, and 211,075 shares issued as quarterly dividends on the Series D Preferred Stock. Jonathan M. N. Binder is the beneficial owner of the shares of Common Stock held by UBS Financial Services Inc. as IRA Custodian for Jonathan M. N. Binder, and he has voting and investment control over such shares.

(15)
Includes 8,679,366 shares converted from Series D Preferred Stock into Common Stock, 335,454 shares issued as quarterly dividends on the Series D Preferred Stock, and 424,603 shares issuable upon the exercise of Common Stock warrants.

(16)
Represents 9,333,333 shares issuable upon the exercise of Common Stock warrants. Joshua M. Rafner, Managing Director, has voting and investment control over the shares of Common Stock held by Ridgecrest Capital Partners, but disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(17)
Represents 8,906,250 shares purchased in our August 2005 Common Stock private placement. Collectively, Markham C. Brookes, Gordon R. D. Alexander, David R. Barber, Richard A. Bourne, Eric J. Boyle, Nicholas W. Dennis, Karen E. Barrow, Anthony Orme, Melvyn G. Wells, Susan M. Dignum, Peter L. Fernandes, Anthony B. Fisher, Michael C. Head, Anthony G. Hellman, Roy Hodges, David H. Hunter, Charles O. Motley, Clement R. Noel, Rex M. Thornborough, John R. Wake, Kathryn M. Edwards, Roger M. Berkeley, Claire F. Gordon, David A. Landes, Peter J. Mockford, Simon O. H Warren, J. Alexander, W. Ansell, J. T. Boadle, R. D. Boycott, A. R. Champion, D. M. Cobb, W. B. de Cussans, A. J. Dore, M. P. Fosberry, W. A. Fullerton-Batten, B. M. Getley, E. C. Horler, C. H. Lavington, C. R. Lynas, S. J. Mabey, H. M. Parker, G. D. Pearce and M. J. Rose (all of whom are Directors); Richard F. Vallance (Company Secretary); and Christopher C. Lyttelton (Chairman) have voting and investment control over the shares of Common Stock held by NCL (Nominees) Limited a/c SWIM, but disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. Any two persons listed, at least one of whom must be a Director or Company Secretary, have voting and investment control.

(18)	Represents 7,812,500 shares purchased in our August 2005 Common Stock private placement.

(19)
Represents 7,812,500 shares purchased in our August 2005 Common Stock private placement. Collectively, Michael J. Brown, Rudiger M. Falla, Leslie Hilton and Geoffrey R. Le Page have voting and investment control over the shares of Common Stock held by Xanthus Limited, but disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. Any two persons are required to approve investment policy. Thereafter, any one person is authorized to purchase and sell investments.

(20)
Includes 5,869,048 shares converted from Series D Preferred Stock into Common Stock, 236,827 shares issued as quarterly dividends on the Series D Preferred Stock, and 140,119 shares issuable upon the exercise of Common Stock warrants. John T. Hoagland has voting and investment control over the shares of Common Stock held by J. T. Hoagland LLC, but disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(21)
A beneficial owner of the Castle Creek Technology Partners LLC has a beneficial ownership interest in a number of broker dealers, but none of these broker dealers are participating in this offering in any manner. As a result, Castle Creek Technology Partners LLC may be deemed to be an affiliate of a broker-dealer. Please see "Plan of Distribution" for required disclosure regarding these selling stockholders. Includes 6,038,127 shares converted from Series D Preferred Stock into Common Stock, and 193,206 shares issued as quarterly dividends on the Series D Preferred Stock. As investment manager under a management agreement, Castle Creek Partners, LLC may exercise dispositive and voting power with respect to the shares owned by Castle Creek Technology Partners LLC. Castle Creek Partners, LLC disclaims beneficial ownership of such shares. Daniel Asher is the managing member of Castle Creek Partners, LLC. Mr. Asher disclaims beneficial ownership of such shares owned by Castle Creek Technology Partners LLC, except to the extent of any pecuniary interest therein.

(22)
Represents 5,781,250 shares purchased in our August 2005 Common Stock private placement. Collectively, Nadhmi Auchi, Nasir Abid and Guy Glesener have voting and investment control over the shares of Common Stock held by Fitel Nominees Limited a/c CO52452, but disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(23)
Includes 3,125,000 shares purchased in our August 2005 Common Stock private placement, 358,250 shares converted from Series D Preferred Stock into Common Stock, 10,712 shares issued as quarterly dividends on the Series D Preferred Stock, and 2,158,125 shares issuable upon the exercise of Common Stock warrants.

(24)
Includes 781,250 shares purchased in our August 2005 Common Stock private placement, 1,358,250 shares converted from Series D Preferred Stock into Common Stock, 40,621 shares issued as quarterly dividends on the Series D Preferred Stock, and 2,158,125 shares issuable upon the exercise of Common Stock warrants.

(25)
Includes 2,343,750 shares purchased in our August 2005 Common Stock private placement, 1,670,000 shares converted from Series D Preferred Stock into Common Stock, and 49,945 shares issued as quarterly dividends on the Series D Preferred Stock. Collectively, Colin Vibert, Iain Moodie and Kerry Carter have voting and investment control over the shares of Common Stock held by Intercontinental Services Ltd., but disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(26)
Includes 750,000 shares purchased in our August 2005 Common Stock private placement, 2,897,878 shares converted from Series D Preferred Stock into Common Stock, 116,937 shares issued as quarterly dividends on the Series D Preferred Stock, and 67,937 shares issuable upon the exercise of Common Stock warrants.

(27)
Includes 3,125,000 shares purchased in our August 2005 Common Stock private placement. Collectively, Neville L. A. Cook, Tom Browne, Yves Burrus, Sean Fitzpatrick, Jean-Pierre Jacquemoud, Maurice de Preux, Maurice Turrettini (the members of the Board of Directors), Eliane Aubertinaz, Jean-Denis Braillard, Jean-Francois Broquet, Olivier Burrus, Simon R. Cole, Iain K. Cornes, Frédéric de Poix, Alexander Dimanow, Charles Dubuis, Christopher Felder, Markus Gn’dinger, Declan McAdams, Stephen Rufino (the authorized signatories), Marie-Carmen Billegas, Christian Dustour, Edwige De Meo, Hugo Genoud, Muriel Gualzata-Aeby, Gabriel Kurland, Roger Landucci, Philippe Moser, Olivia Richardone, Anne-Valérie, Robert Seiler, and Thierry Weber (the signatories holding a joint power of attorney) have voting and investment control over the shares of Common Stock held by Anglo Irish Bank (Suisse) SA, but disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. Any two persons have voting and investment control, except that holders of a joint power of attorney may not sign jointly among themselves.

(28)
The selling stockholder is a registered broker-dealer, but such broker-dealer is not participating in this offering in any manner. Please see "Plan of Distribution" for required disclosure regarding these selling stockholders. Includes 3,125,000 purchased in our August 2005 Common Stock private placement. Kun Deng has voting and investment control over the shares of Common Stock held by Lazard Capital Markets, but disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(29)	Includes 3,125,000 shares purchased in our August 2005 Common Stock private placement.

(30)
Includes 3,125,000 shares purchased in our August 2005 Common Stock private placement. Z. B. Galka has voting and investment control over the shares of Common Stock held by Westminster Associates Ltd, but disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(31)
Includes 610,966 shares purchased in our August 2005 Common Stock private placement, 2,246,810 shares converted from Series D Preferred Stock into Common Stock, 90,807 shares issued as quarterly dividends on the Series D Preferred Stock, and 141,350 shares issuable upon the exercise of Common Stock warrants.

(32)	Includes 2,760,287 shares converted from Series D Preferred Stock into Common Stock, and 63,993 shares issued as quarterly dividends on the Series D Preferred Stock.

(33)
Includes 2,812,500 shares purchased in our August 2005 Common Stock private placement. Collectively, Mark E. Brown, Paul D. Gaudion, James M. Gilligan, Stephen J. Grainger, Ian M. Hancock, David E. Hearse, Tina A. Kerrigan, Patrick M. V. Le Gallez, Jane A. Le Maitre, Paul S. Le Poidevin, Nigel T. Massey, Linda R. Monaghan, Tina D. Pasquire, Roger Phillips, Adrian N. Pickering, Trevor A. Pinchemain, Andrew J. Pitter, Ian B. Powell, William N. Quaeck, Nigel C. Robins, Jane Smith, Karen Torode, Joseph M. Truelove and John D. Turian (collectively comprise Panel A), Rachel L. Bougourd, Samantha M. Brehaut, Gail L. Clark, Fiona J. Corbet, Tina R. Coutanche, Kristan L. Martin, Anna J. Parmar, Ashley M. Senner, Mark N. C. Stone, John N. Streeting, Karen M. Tostevin, Laine S. H. Trimbee and Nicola Wallbridge (collectively comprise Panel B), Andrew T. Bailey, Lisette Y. R. Benest, Tina D. Browning, Karyn M. Cross, Isabelle D. F. Delhommeau, Jennifer M. Elliott, Marion R. Gethin-Jones, Tracey J. Gilliland, Rebecfa A. Honey, Stephanie A. Jehan, Emma Jones, Natalie J. Lacey, Sarah E. M. Lane, Marie A. Le Noury, Andrea L. Le Page, Elaine A. Mahy, Amanda M. Roberts, Janet A. Unitt and Sean A. Walsh (collectively comprise Panel C) have voting and investment control over the shares of Common Stock held by Kleinwort Benson (Guernsey) Trustees Limited as the Trustee of the Moncreiffe Trust, but disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. Two signatures are required for amounts up to currency equivalents of ₤10,000, with a minimum of one signature from Panel B; two signatures are required for amounts over currency equivalents of ₤10,000 and up to ₤500,000, with a minimum of one signatue from Panel A; two Panel A signatures are required for amounts over currency equivalents of ₤500,000 and up to ₤22,500,000; three Panel A signatures are required for amounts over currency equivalents of ₤22,500,000, with at least one signature being that of either Stephen J. Grainger, David E. Hearse, Jane A. Le Maitre, Paul S. le Poidevin, Adrian N. Pickering, Andrew J. Pitter, William N. Quaeck, Nigel C. Robins or Joseph M. Truelove.

(34)
Includes 2,587,769 shares converted from Series D Preferred Stock into Common Stock, 104,586 shares issued as quarterly dividends on the Series D Preferred Stock, and 29,880 shares issuable upon the exercise of Common Stock warrants. Collectively, Denham Hervey Newall Eke, Andrew Brian Byers and James Mellon have voting and investment control over the shares of Common Stock held by Burnbrae Limited, but disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(35)	Represents 2,343,750 shares purchased in our August 2005 Common Stock private placement.

(36)	Represents 2,250,000 shares purchased in our August 2005 Common Stock private placement.

(37)
Includes 427,239 shares purchased in our August 2005 Common Stock private placement, 1,670,000 shares converted from Series D Preferred Stock into Common Stock, and 49,945 shares issued as quarterly dividends on the Series D Preferred Stock. Joshua Rafner and Angela Rafner have voting and investment control over the shares of Common Stock held by the Joshua M. Rafner and Angela D. Rafner 2000 Trust, but disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(38)
Includes 690,072 shares converted from Series D Preferred Stock into Common Stock, 27,888 shares issued as quarterly dividends on the Series D Preferred Stock, 1,400,000 shares of Common Stock issuable upon the exercise of Common Stock options issued under our stock option plans, and 6,896 shares of Common Stock personally held.

(39)
Represents 2,062,500 shares issuable upon the exercise of Common Stock warrants. The selling stockholder is a registered broker-dealer, but such broker-dealer is not participating in this offering in any manner. Please see "Plan of Distribution" for required disclosure regarding the selling stockholder. Michael J. Mufson, Michael J. Howe and James T. Hunter have voting and investment control over the warrants held by Mufson Howe Hunter & Co.,but disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. Any two persons have voting and investment control.

(40)	Includes 1,829,070 shares converted from Series D Preferred Stock into Common Stock, and 51,417 shares issued as quarterly dividends on the Series D Preferred Stock.

(41)
Includes 1,670,000 shares converted from Series D Preferred Stock into Common Stock, and 49,945 shares issued as quarterly dividends on the Series D Preferred Stock. Neil McLoughlin has voting and investment control over the shares of Common Stock held by Willbro Nominees Limited, but disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(42)
Represents 1,718,750 shares purchased in our August 2005 Common Stock private placement. Henryk Tomaszewski has voting and investment control over the shares of Common Stock held by Pershing Keen Nominees Limited a/c PUCLT, but disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(43)	Represents 1,562,500 shares purchased in our August 2005 Common Stock private placement.

(44)	Represents 1,562,500 shares purchased in our August 2005 Common Stock private placement.

(45)
Represents 1,562,500 shares purchased in our August 2005 Common Stock private placement. Collectively, Paul R. Anderton, Noel Reilly, J. Nicholas Freeland, David S. Walwyn and Charles Bollard have voting and investment control over the shares of Common Stock held by Kestrel Services Ltd, but disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(46)	Represents 1,562,500 shares purchased in our August 2005 Common Stock private placement.

(47)
Represents 1,562,500 shares purchased in our August 2005 Common Stock private placement. Andrew Mann has voting and investment control over the shares of Common Stock held by Trianon Antiques SA, but disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(48)	Represents 1,562,500 shares purchased in our August 2005 Common Stock private placement.

(49)
Includes 1,448,939 shares converted from Series D Preferred Stock into Common Stock, 38,357 shares issued as quarterly dividends on the Series D Preferred Stock, and 33,968 shares issuable upon the exercise of Common Stock warrants.

(50)	Represents 1,406,250 shares purchased in our August 2005 Common Stock private placement.

(51)	Includes 1,350,000 shares converted from Series D Preferred Stock into Common Stock, and 40,374 shares issued as quarterly dividends on the Series D Preferred Stock.

(52)
Includes 319,105 shares converted from Series D Preferred Stock into Common Stock, and 12,303 shares issued as quarterly dividends on the Series D Preferred Stock. Mr. Narlis previously served as our Senior Vice President, Chief Financial Officer and Secretary from April 1998 to December 2003; as our Vice President and Chief Accounting Officer from March 1997 to April 1998; and as our Controller and Chief Accounting Officer from March 1996 to March 1997.

(53)	Represents 1,250,000 shares purchased in our August 2005 Common Stock private placement.

(54)
The selling stockholder is an affiliate of a registered broker-dealer, but such broker-dealer is not participating in this offering in any manner. Please see "Plan of distribution" for required disclosure regarding these selling stockholders. Includes 1,250,000 purchased in our August 2005 Common Stock private placement. Christopher Palmer-Tomkinson has voting and investment control over the shares of Common Stock held by Greenwood Nominees Limited, but disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(55)
Includes 862,590 shares converted from Series D Preferred Stock into Common Stock, 24,402 shares issued as quarterly dividends on the Series D Preferred Stock, and 9,960 shares issuable upon the exercise of Common Stock warrants. Roderick Forrest and Donald Marwick, Directors, have voting and investment control over the shares of Common Stock held by Diathermi Investment Ltd, but disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(56)	Represents 781,250 shares purchased in our August 2005 Common Stock private placement.

(57)
Represents 781,250 shares purchased in our August 2005 Common Stock private placement. Saeb Eigner has voting and investment control over the shares of Common Stock held by Lonworld UK Limited, but disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(58)
Represents 750,000 shares issuable upon the exercise of Common Stock warrants. Collectively, Paulette M. Mehas, Treasurer, Donal D. Delany, Corporate Controller, and Jack Jenkins-Stark, Chief Financial Officer, have voting and investment control over the shares of Common Stock held by Silicon Valley Bank, but disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(59)
Represents 718,750 shares purchased in our August 2005 Common Stock private placement. Collectively, E. H. Bonham Carter, J. H. D. Carey, M. F. Heathcoat Amory, P. K. C. Gibbs, R. T. Hogg, A. Nutt, C. Chisholm, J. C. Stevenson, A. J. Creedy, N. Hadkiss, J. Gray, A. R. S. Thomas, r. G. Forbes, P. Scanlan, S. Chalmers, A. King, C. Johnson, G. Ludden, P. Moore, J. Petkovic, K. W. Crawford, V. Shah, D. Docherty, K. M. Lillis and R. Wild have voting and investment control over the shares of Common Stock held by Nortrust Nominees Ltd, but disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(60)	Represents 625,000 shares purchased in our August 2005 Common Stock private placement.

(61)
Includes 564,917 shares converted from Series D Preferred Stock into Common Stock, 22,794 shares issued as quarterly dividends on the Series D Preferred Stock, and 12,738 shares issuable upon the exercise of Common Stock warrants.

(62)
Includes 305,851 shares converted from Series D Preferred Stock into Common Stock, 12,359 shares issued as quarterly dividends on the Series D Preferred Stock, 21,746 shares issuable upon the exercise of Common Stock warrants, 209,375 shares of Common Stock issuable upon the exercise of Common Stock options issued under our stock option plans, and 5,957 shares of Common Stock personally held.

(63)
Includes 498,837 shares converted from Series D Preferred Stock into Common Stock, and 14,278 shares issued as quarterly dividends on the Series D Preferred Stock. Jan Vermeesch has voting and investment control over the shares of Common Stock held by BVBA Com2Wizards, but disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(64)
Includes 468,750 shares purchased in our August 2005 Common Stock private placement. Tameem Auchi has voting and investment control over the shares of Common Stock held by Fitel Nominees Limited a/c CO53599, but disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(65)
Includes 405,364 shares converted from Series D Preferred Stock into Common Stock, 16,358 shares issued as quarterly dividends on the Series D Preferred Stock, and 8,492 shares issuable upon the exercise of Common Stock warrants.

(66)
The selling stockholder is an affiliate of a registered broker-dealer, but such broker-dealer is not participating in this offering in any manner. Please see "Plan of Distribution" for required disclosure regarding these selling stockholders. Includes 405,364 shares converted from Series D Preferred Stock into Common Stock, 16,358 shares issued as quarterly dividends on the Series D Preferred Stock, and 8,492 shares issuable upon the exercise of Common Stock warrants.

(67)
Represents 375,000 shares issuable upon the exercise of Common Stock warrants. Allan H. Shepard, Chief Executive Officer, has voting and investment control over the shares of Common Stock held by InRoad, but disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(68)
Includes 345,036 shares converted from Series D Preferred Stock into Common Stock, and 13,944 shares issued as quarterly dividends on the Series D Preferred Stock. Kenneth M. Finkel and Jane E. Delzer have voting and investment control over the shares of Common Stock held by the Kenneth M. Finkel and Jane E. Delzer Revocable Trust, but disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(69)	Includes 345,036 shares converted from Series D Preferred Stock into Common Stock, and 13,944 shares issued as quarterly dividends on the Series D Preferred Stock.

(70)	Includes 332,558 shares converted from Series D Preferred Stock into Common Stock, and 13,438 shares issued as quarterly dividends on the Series D Preferred Stock.

(71)	Represents 312,500 shares purchased in our August 2005 Common Stock private placement.

(72)
Includes 278,884 shares issuable upon the exercise of Common Stock warrants. Collectively, Claes Ankarcrona, President and Director, Christer Christensson, Vice President and Director, Mark Saunders, Director, William Spencer, Treasurer and Director, and Sharon Ward, Secretary, have voting and investment control over the shares of Common Stock held by Oracle Management, but disclaim beneficial ownership of such shares, except to the extent of their respective pecuniary interest therein.

(73)	Represents 150,000 shares issuable upon the exercise of Common Stock warrants.

(74)	Represents 79,681 shares issuable upon the exercise of Common Stock warrants.

(75)	Represents 39,840 shares issuable upon the exercise of Common Stock warrants.

PLAN OF DISTRIBUTION

We are registering the shares of Common Stock on behalf of the selling stockholders. Selling Stockholder includes donees, pledges, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. We are paying all costs, expenses and fees in connection with the registration of the shares offered by this prospectus. Brokerage commissions, if any, attributable to the sale of shares will be borne by the selling stockholders.

Sales or dispositions of shares of Common Stock may be effected from time to time in transactions permitted by the Securities Act, including block transactions, on the OTC Bulletin Board or any other national securities exchange or quotation service listing or quoting the Common Stock at the time of sale, or in transactions other than on these exchanges or systems, or in the over the counter market, or in negotiated transactions, or a combination of these methods, at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of Common Stock. The selling stockholders may effect transactions by selling Common Stock directly to purchasers or to or through broker-dealers which may act as agents or principals. Broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of Common Stock for whom the broker-dealers may act as agents or to whom they sell as principal, or both. The compensation paid to a particular broker-dealer might be in excess of customary commissions.

From time to time, the selling stockholders may be engaged in short sales, short sales against the box, puts and calls and other hedging transactions in our securities, and may sell and deliver the shares in connection with such transactions or in settlement of securities loans. These transactions may be entered into with broker-dealers or other financial institutions. In addition, from time to time, a selling stockholder may pledge its shares pursuant to the margin provisions of its customer agreements with its broker-dealer. Upon delivery of the shares or a default by a selling stockholder, the broker-dealer or financial institution may offer and sell the pledged shares form time to time.

  The selling stockholders who are registered broker-dealers are deemed to be "underwriters" within the meaning of the Securities Act. In addition, selling stockholders who are affiliates of registered broker-dealers may be deemed to be "underwriters" within the meaning of the Securities Act if such selling stockholder (i) did not acquire the shares of common stock in the ordinary course of business or (ii) had any agreement or understanding, directly or indirectly, with any person to distribute the shares of common stock. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act, and such selling stockholders may be subject to certain additional regulations and statutory liabilities under the Securities Act and Exchange Act. To our knowledge and based upon information we received from the selling stockholders, (i) each selling stockholder that is a registered broker-dealer or affiliated with a registered broker-dealer acquired the shares of common stock in the ordinary course of business, (ii) such selling stockholder did not have any agreement or understanding, directly or indirectly, with any person to distribute the shares of common stock, and (iii) no such selling stockholder received any securities as underwriting compensation, except for the warrant to purchase an aggregate of 4,466,250 shares of our Common Stock issued to Nash Fitzwilliams Limited and its designees as compensation for acting as the placement agent in connection with the issuance of our Common Stock and the warrant to purchase an aggregate of 2,062,500 shares of our common stock issued to Mufson Howe Hunter & Company LLC. We are also not aware of any underwriting plan or agreement, underwriters' or dealers' compensation, or passive market making or stabilizing transactions involving the purchase or distribution of these securities.

The selling stockholders will be subject to prospectus delivery requirements under the Securities Act. In the event of a “distribution” of shares by a selling stockholder, such selling stockholder, any selling broker or dealer and any “affiliated purchasers” may be subject to Regulation M under the Exchange Act, which would generally prohibit these persons from bidding for or purchasing any security that is the subject of the distribution until his or her participation in that distribution is completed. In addition, Regulation M generally prohibits any “stabilizing bid” or “stabilizing purchase” for the purpose of pegging, fixing or stabilizing the price of Common Stock in connection with this offering.

DESCRIPTION OF SECURITIES TO BE REGISTERED

The rights evidenced by the shares of Common Stock registered hereunder are described below.

The total authorized capital stock of Voxware is 2,365,000,000 shares of stock of all classes. The authorized capital stock is divided into 1,500,000,000 shares of Common Stock, $0.001 par value per share, and 865,000,000 shares of preferred stock, $0.001 par value per share. As of September 14, 2005, there were issued and outstanding 937,498,847 shares of Common Stock, no shares of Series D Preferred Stock, options to purchase 131,854,317 shares of Common Stock and warrants to purchase 174,395,763 shares of Common Stock. In addition, on June 24, 2003, our stockholders approved the 2003 Stock Option Plan. An aggregate of 175,222,624 shares of our Common Stock has been reserved for issuance under our 2003 Stock Option Plan, an aggregate of 561,125 shares of our Common Stock has been reserved for issuance under our 1994 Stock Option Plan, which is closed to any new issues, and an aggregate of 135,000 shares of our Common Stock has been reserved for issuance under our 1998 Stock Option Plan for Non-Employees.

Common Stock

We are registering shares of our Common Stock hereunder.

Each share of Common Stock entitles the holder thereof to one vote on all matters submitted to a vote of the stockholders. The holders of Common Stock do not have preemptive rights, sinking fund rights or rights to convert their Common Stock into other securities. We have no right to redeem the common shares. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of legally available funds. In the event of a liquidation, dissolution or winding up of Voxware, holders of the Common Stock have the right to a ratable portion of the assets remaining after payment of liabilities, subject to any superior claims of any shares of the then outstanding preferred stock. The rights of the holders of the Common Stock are subject to the rights of the then outstanding preferred stock. The Common Stock is listed on the OTC Bulletin Board under the ticker symbol “VOXW.OB.”

Board Representation. Pursuant to Stockholders’ Voting Agreement, dated as of August 11, 2005, by and among Edison Venture Fund V, L.P., Cross Atlantic Technology Fund, L.P. and Voxware, Edison and Cross Atlantic are entitled to elect four directors of Voxware, three of which directors (the Edison Directors) shall be nominated by Edison, and one of which directors (the Cross Atlantic Director) shall be nominated by Cross Atlantic. A vacancy in any of the directorship elected by Edison and Cross Atlantic shall be filled only by a person nominated by (i) Edison, if such directorship was one filled by a director nominated by Edison, or (ii) Cross Atlantic, if such directorship was one filled by a director nominated by Cross Atlantic, in each case with such new director to be ratified at the next succeeding annual meeting of stockholders (or written consent in lieu thereof) at which his or her respective term as a director expires, if such new director is nominated at such meeting (or written consent in lieu thereof), by vote or written consent of the holders of the Common Stock, consenting or voting, as the case may be, as one class. The directors to be elected by Edison and Cross Atlantic shall serve for terms extending from the date of their election and qualification until the time of the next succeeding annual meeting of stockholders at which their respective term as a director expires and until their successors have been elected and qualified.

In addition, each of Edison and Cross Atlantic agree to vote their respective shares of Common Stock for a Board of Directors nominee of the majority of shares held by purchasers of Common Stock pursuant to the August 2005 private placement who were represented by Nash Fitzwilliams Limited, as placement agent. Notwithstanding the foregoing, such nominee must be reasonably acceptable to Voxware and each of Edison and Cross Atlantic. The foregoing agreement to vote for such nominee shall terminate upon the sale of fifty percent (50%) of the total number of shares of Common Stock acquired in the August 2005 private placement by such purchasers in the aggregate.

Upon Edison and Cross Atlantic holding, in the aggregate, less than 40% of the outstanding Common Stock, the aggregate number of Board members representing such holders shall be reduced to three and Edison will lose the right to nominate one of the Edison Directors. Then, upon Edison and Cross Atlantic holding, in the aggregate, less than 30% of the outstanding Common Stock, the aggregate number of Board members representing such holders shall be reduced to two and Edison will lose the right to nominate an additional Edison Director. Next, upon Edison and Cross Atlantic holding, in the aggregate, less than 20% of the outstanding Common Stock, the aggregate number of Board members representing such holders shall be reduced to one and Cross Atlantic will lose the right to nominate the Cross Atlantic Director. Finally, upon Edison and Cross Atlantic holding, in the aggregate, less than 10% of the outstanding Common Stock, the aggregate number of Board members representing such holders shall be reduced to zero and Edison will lose the right to nominate its remaining Edison Director.

Notwithstanding any of the percentages noted in the paragraph immediately above, in the event that Edison or Cross Atlantic, respectively, no longer holds any shares of the outstanding Common Stock, such party shall no longer be entitled to nominate any members of the Board of Directors and the other party, to the extent permitted based on the percentages noted in the paragraph immediately above, shall have the right to nominate any remaining Board positions. In determining the percentages and the number of shares of

Common Stock outstanding, any shares transferred by Edison or Cross Atlantic to any person (a) who is an “affiliated person” of Edison or Cross Atlantic, as that term is defined in the Investment Company Act of 1940, or (b) who is a partner of Edison or Cross Atlantic, shall be included in such determinations.

The Stockholders’ Voting Agreement, and the respective rights and obligations of the parties, shall terminate upon the earlier of (i) the sale of Voxware, whether by merger, sale, or transfer of more than eighty percent (80%) of its capital stock, or sale of substantially all of its assets; or (ii) listing of Voxware’s Common Stock on the NASDAQ National Market, NASDAQ SmallCap Market, the American Stock Exchange or other United States based national securities exchange.

Registration Rights. On August 11, 2005, we entered into a Common Stock Purchase Agreement with certain accredited investors. The Common Stock Purchase Agreement obligates us to register the shares of Common Stock issued in connection with the Common Stock Purchase Agreement. Pursuant to the terms of the Common Stock Purchase Agreement, we agreed to file such registration statement on or prior to September 9, 2005. The registration statement must be effective no later than 90 days after September 9, 2005. In the event the registration statement is not effective, in each successive quarter, the Company shall pay an amount in shares of Common Stock equal to two percent (2%) of the aggregate number of shares purchased in the August 2005 private placement. As provided in the Common Stock Purchase Agreement, we did not incur a penalty for failing to file such registration statement on or prior to September 9, 2005. We must also keep this registration statement effective for a period ending the earlier of (i) the second anniversary of the final closing under the Common Stock Purchase Agreement or (ii) the date when all Common Stock covered by such registration statement have been sold.

Series D Preferred Stock

Our Amended and Restated Certificate of Incorporation designates the rights and preferences of the Series D Preferred Stock. On August 11, 2005, the holders of a majority of our then outstanding Series D Preferred Stock agreed to convert all of the outstanding shares of Series D Preferred Stock into shares of Common Stock. As a result, on August 11, 2005 an aggregate of 649,016,089 shares of Series D Preferred stock were converted into 650,918,093 shares of Common Stock, after giving effect to 1,902,004 shares of Common Stock issued in lieu of paying cash dividends on the Series D Preferred Stock for the period of July 1, 2005 through August 11, 2005. Further, the holders of a majority of our Series D Preferred Stock agreed to amend and restate all of the our outstanding warrants to purchase shares of Series D Preferred Stock into warrants to purchase shares of Common Stock.

Warrants

Upon completion of the August 2005 private placement, all outstanding warrants to purchase shares of Series D Preferred Stock were amended and restated to purchase shares of Common Stock. In each case, the outstanding warrants shall be exercisable for 174,395,763 shares of our common stock with a weighted average exercise price of $0.0143 per share.

These warrants expire on various dates between 2006 and 2013. Each of these warrants includes a cashless exercise feature, and the holders are entitled to adjustments to the number of shares of common stock issuable upon exercise of the warrants in the event of subdivision or combination of our common stock or the payment of a stock dividend on our common stock.

At closing of the August 2005 private placement, we authorized the issuance to Nash Fitzwilliams Limited and its affiliates, our European placement agent, warrants to purchase up to 4,446,250 shares of Common Stock at a purchase price of $0.0352 per share and to Mufson Howe Hunter & Company LLC, our financial advisor, warrants to purchase approximately 2,062,500 shares of Common Stock at a purchase price of $0.384 per share.

Investor Rights Agreement. On June 27, 2003, we entered into an investor rights agreement with the purchasers of the Series D Preferred Stock pursuant to the 2003 Series D Preferred Stock Purchase Agreement. The investor rights agreement obligates us to register the shares of Common Stock underlying the conversion of the Series D Preferred Stock. Pursuant to an amendment to the investor rights agreement, entered into as of April 30, 2004, by and among us and certain of the Purchasers, we agreed to use our best efforts to have such registration statement declared effective no later than June 30, 2004. We must also keep this registration statement effective for a period of two years from the expiration of a one-year lock-up period under which each of the investors agreed not to sell any shares of Common Stock issued upon the conversion of the Series D Preferred Stock for a period of one year from June 27, 2003.

Amended and Restated Investor Rights Agreement. On August 11, 2005, we entered into an amended and restated investor rights agreement with the purchasers of the Common Stock pursuant to the Common Stock Purchase Agreement. The amended and restated investor rights agreement obligates us to maintain the registration of the shares of Common Stock underlying the conversion of the Series D Preferred Stock, as required in the prior investor rights agreement, dated as of April 27, 2003 and as amended on April 30, 2004. In the event the registration statements registering such shares are no longer current or effective, we are obligated under the amended and restated investor rights agreement to file a registration statement and use commercially reasonable efforts to see that such registration statement is declared effective.

Provisions affecting a potential change in control. The Common Stock warrants permit the holders to elect to have their warrants remain outstanding after an acquisition of Voxware, and to have the acquirer assume all of our obligations to the holders. This could deter a potential acquirer from completing an acquisition of Voxware.

Among our obligations which an acquirer might be forced to assume which would act as a deterrent are:

•	the price adjustment provisions which could have an adverse effect on the market value of the acquirer’s outstanding securities; and

•	the obligation to register the re-sale of the Common Stock issuable upon conversion of the warrants which could result in the sale of a substantial number of shares in the market.

EXPERTS

The audited consolidated financial statements and schedule for the years ended June 30, 2005 and June 30, 2004 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by BDO Seidman, LLP, our current independent registered public accounting firm, as indicated in their report with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

The determination of the fair value of the guarantee made by certain of our stockholders in connection with our credit facility with Silicon Valley Bank incorporated by reference in this prospectus and elsewhere in the registration statement was made by Hempstead & Co., as indicated in their report with respect thereto, and is incorporated by reference in reliance upon the authority of said firm as valuation experts in giving such report.

LEGAL MATTERS

The validity of the shares of Common Stock offered by this prospectus have been passed upon for us by Morgan, Lewis & Bockius LLP, Princeton, New Jersey.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” much of the information we file with them (File No. 0-021403), which means that we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference is considered to be part of this prospectus. You must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in any document previously incorporated by reference have been modified or superseded. This prospectus incorporates by reference our annual report on Form 10-KSB for the fiscal year ended June 30, 2005, filed on September 26, 2005, our current report on Form 8-K filed on August 11, 2005, our current report on Form 8-K filed on August 22, 2005 and our current report on Form 8-K filed on October 3, 2005.

The information about us contained in this prospectus should be read together with the information in the documents incorporated by reference. The annual report on Form 10-KSB is being delivered with this prospectus. You may request a copy of any or all of these filings, at no cost, by writing or telephoning us at:

Voxware, Inc.
168 Franklin Corner Road
Lawrenceville, New Jersey 08648
(609) 514-4100
Attn: Paul Commons, Chief Financial Officer

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act. Therefore, we file reports, proxy statements and other information with the SEC. You can read and copy all of our filings at the SEC’s public reference facilities in Washington, D.C. and Chicago, Illinois. You may obtain information on the operation of the SEC’s public reference facilities by calling the SEC at 1-800-SEC-0300. You can also read and copy all of our filings at the offices of the Nasdaq Stock Market, 1735 K Street N.W., Washington, D.C. 20006. Our Common Stock is traded on the OTC Bulletin Board under the symbol “VOXW.OB.” You may also obtain our SEC filings from the SEC’s Web site on the Internet that is located at http://www.sec.gov.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

The expenses payable by the registrant in connection with the issuance and distribution of the securities being registered hereby are as follows:

Amount
	Amount
SEC Registration Fee	$6,383
Legal Expenses	$100,000	*
Accounting Expenses	$10,000	*
Printing Expenses	$1,000	*
Miscellaneous Expenses	$800	*

Total	$118,183

*Estimated

Item 15.  Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (the “DGCL”) empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may, in advance of the final disposition of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expenses (including attorneys’ fees) incurred by any officer, director, employee or agent in defending such action, provided that the director or officer undertakes to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation. A corporation may indemnify such person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Delaware corporations may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses (including attorneys fees) which he actually and reasonably incurred in connection therewith. The indemnification provided is not deemed to be exclusive of any other rights to which an officer or director may be entitled under any corporation’s by-law, agreement, vote or otherwise.

Our Amended and Restated Certificate of Incorporation includes a provision that eliminates the personal liability of our directors to us or our stockholders for monetary damages for breach of their fiduciary duty to the maximum extent permitted by the DGCL. The DGCL does not permit liability to be eliminated (i) for any breach of a director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided in Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. In addition, as permitted in Section 145 of the DGCL, our Amended and Restated Certificate of Incorporation and our By-Laws provide that we shall indemnify our directors and officers to the fullest extent permitted by the DGCL, including those circumstances in which indemnification would otherwise be discretionary, subject to certain exceptions. The By-Laws also provide that we shall advance expenses to directors and officers incurred in connection with an action or proceeding as to which they may be entitled to indemnification, subject to certain exceptions.

We indemnify each of our directors and executive officers with the maximum indemnification allowed to directors and executive officers by the DGCL, subject to certain exceptions, as well as certain additional procedural protections. In addition, we will generally advance expenses incurred by directors and executive officers in any action or proceeding as to which they may be entitled to indemnification, subject to certain exceptions.

The indemnification provisions in our Amended and Restated Certificate of Incorporation and By-Laws also permit indemnification for liabilities arising under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Voxware pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

We currently carry director and officer liability insurance in the amount of $3,000,000.

Item 16.  Exhibits

2.1	Asset Purchase Agreement, dated as of February 4, 1999, by and between Ascend Communications, Inc. and Voxware, Inc.**(1)

3.1(a)	Amended and Restated Certificate of Incorporation**(11)

3.1(b)	Certificate of Amendment to the Amended and Restated Certificate of Incorporation.**(12)

3.1(c)	Certificate of Amendment to the Amended and Restated Certificate of Incorporation **(13)

3.1(d)	Certificate of Amendment to the Amended and Restated Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on December 29, 2004.**(21)

3.2	Amended and Restated Bylaws.**(11)

4.1	Stock Restriction and Registration Rights Agreement, dated April 4, 2000, by and among Voxware, Inc., Verbex Acquisition Corporation, InRoad, Inc. and Stratos Product Development LLC.**(3)

4.2	Form of Warrant issued to InRoad, Inc., dated April 4, 2000.**(3)

4.3	Warrant issued to Stratos Product Development, LLC, dated April 4, 2000.**(3)

4.4	Amendment to Warrants, dated as of July 7, 2003, by and among Voxware, Inc. and Stratos Product Development, LLC and InRoad, Inc.**(21)

4.5	Form of Common Stock Purchase Warrant.**(10)

4.6	Form of Common Stock Purchase Warrant issued to Ridgecrest Capital Partners.**(10)

4.7	Form of Series D Convertible Preferred Stock Purchase Warrant.**(10)

4.8	Form of Series D Convertible Preferred Stock Purchase Warrant to be issued to Edison Venture Fund V, L.P., dated December 30, 2003.**(12)

4.9	Form of Series D Convertible Preferred Stock Purchase Warrant to be issued to Cross Atlantic Technology Fund II, L.P., dated December 30, 2003.**(12)

4.10	Form of Common Stock Purchase Warrant issued to former holders of Series D Convertible Preferred Stock Purchase Warrants (see Exhibits 4.7, 4.8 and 4.9).**(21)

4.11	Form of Common Stock Purchase Warrant issued to Mufson Howe Hunter & Company LLC, dated August 11, 2005.**(21)

4.12	Form of Common Stock Purchase Warrant issued to Alan A. Nash, dated August 11, 2005.**(21)

4.13	Form of Common Stock Purchase Warrant issued to Duncan J. L. Fitzwilliams, dated August 11, 2005.**(21)

4.14	Form of Common Stock Purchase Warrant issued to Emma Smith, dated August 11, 2005.**(21)

5.1	Opinion of Morgan, Lewis & Bockius LLP.**(22)

10.1	Voxware, Inc. 1994 Stock Option Plan.**(2)

10.2	Form of Voxware, Inc. Stock Option Agreement.**(2)

10.3	Form of Indemnification Agreement.**(2)

10.4	Securities Purchase Agreement, dated as of August 10, 2000, by and between Voxware, Inc. and Castle Creek Technology Partners, LLC.**(4)

10.5	Registration Rights Agreement, dated as of August 15, 2000, by and between Voxware, Inc. and Castle Creek Technology Partners, LLC.**(4)

10.6
Securities Purchase Agreement, dated as of April 19, 2001, by and between Voxware, Inc. and Castle Creek Technology Partners, LLC, together with the form of Additional Share Warrant attached as an exhibit thereto.**(7)

10.7
Registration Rights Agreement, dated as of April 19, 2001, by and between Voxware, Inc. and Castle Creek Technology Partners, LLC, together with the form of Remedy Warrant attached as an exhibit thereto.**(7)

10.8	Voxware, Inc. 1998 Stock Option Plan for Outside Directors.**(8)

10.9	Voxware, Inc. Plan to Pay Non-Employee Directors an Annual Retainer.**(8)

10.10	Series D Convertible Preferred Stock Purchase Agreement, dated as of April 16, 2003, by and among Voxware, Inc. and the Purchasers thereto.**(10)

10.11	Exchange Agreement, dated as of April 16, 2003, by and between Voxware, Inc. and Castle Creek Technology Partners, LLC.**(10)

10.12	Exchange Agreement, dated as of April 16, 2003, by and among Voxware, Inc. and certain holders of its Series C Convertible Preferred Stock.**(10)

10.13	Exchange Agreement, dated as of April 16, 2003, by and among Voxware, Inc., Creafund n.v., Avvision BVBA, BVBA Com2Wizards, Eurl Val D Auso and Wim Deneweth.** (10)

10.14	Settlement Agreement, dated as of April 16, 2003, by and between Voxware, Inc. and Castle Creek Technology Partners, LLC.**(10)

10.15	Investor Rights Agreement, dated as of June 27, 2003, by and between Voxware, Inc. and the Investors thereto.**(11)

10.16	Stockholders Agreement, dated as of June 27, 2003, by and between Voxware, Inc. and the Holders and Investors listed on Schedule 1 thereto.**(11)

10.17	Voxware, Inc. 2003 Stock Option Plan.**(11)

10.18	Form of Voxware, Inc. Stock Option Agreement.**(11)

10.19	Loan and Security Agreement, dated as of December 29, 2003, by and between Voxware, Inc. and Silicon Valley Bank.**(12)

10.20	Intellectual Property Security Agreement, dated as of December 29, 2003, by and between Voxware, Inc. and Silicon Valley Bank.**(12)

10.21	Unconditional Guaranty of Edison Venture Fund V, L.P., as guarantor, dated as of December 29, 2003.**(12)

10.22	Unconditional Guaranty of Cross Atlantic Technology Fund II, L.P., as guarantor, dated as of December 29, 2003.**(12)

10.23	Executive Employment Agreement, dated March 3, 2004, by and between Voxware, Inc. and Thomas J. Drury, Jr.**(12)

10.24	Indemnification Agreement, dated February 2004, by and between Voxware, Inc. and Thomas J. Drury, Jr.**(21)

10.25	Executive Employment Agreement, dated June 21, 2004, by and between Voxware, Inc. and Paul Commons**(12)

10.26	Indemnification Agreement, dated June 21, 2004, by and between Voxware, Inc. and Paul Commons.**(21)

10.27	First Loan Modification Agreement dated May 28, 2004, by and between Voxware, Inc. and Silicon Valley Bank**(12)

10.28	Software License, Hardware, Services and Maintenance Agreement, dated as of August 23, 2001, by and between Voxware, Inc. and US Food Service, Inc.***

10.29	Waiver Letter, dated October 8, 2004, from Silicon Valley Bank to Voxware, Inc.**(12)

10.30	Second Loan Modification Agreement, dated December 8, 2004, between Voxware, Inc. and Silicon Valley Bank**(16)

10.31	Form of Common Stock Purchase Agreement, date as of August 11, 2005, by and between Voxware, Inc. and certain accredited investors.**(20)

10.32	Form of Amendment No. 2 to Stockholders Agreement, dated as of August 11, 2005, by and between Voxware, Inc. and certain accredited investors.**(20)

10.33	Form of Amended and Restated Investor Rights Agreement, dated as of August 11, 2005, by and between Voxware, Inc. and certain accredited investors.**(20)

21.1	Subsidiaries of Voxware, Inc.**(11)

23.1	Consent of BDO Seidman, LLP*

23.2	Consent of Hempstead & Co.*

23.3	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1).**(22)

24.1	Power of Attorney (included on signature page).**(22)

99.1	Hempstead & Co. valuation report dated February 16, 2004.**(14)
______________________
*      Filed herewith.
**           Previously filed with the Commission as Exhibits to, and incorporated by reference from, the following documents:
***         The attachments to this document have not been filed because the Company believes that the information contained therein is not deemed material.

(1)    Filed in connection with the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1998.
(2)    Filed in connection with the Company’s Registration Statement on Form S-1 (File Number 33-08393).
(3)    Filed in connection with the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2000.
(4)    Filed in connection with the Company’s Current Report on Form 8-K that was filed on August 16, 2000.
(5)    Filed in connection with the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 1998.
(6)    Filed in connection with the Company’s Registration Statement on Form S-2 (File Number 33-68646).
(7)    Filed in connection with the Company’s Current Report on Form 8-K that was filed on April 20, 2001.
(8)    Filed in connection with the Company’s Registration Statement on Form S-8 (File Number 33-33342).
(9)    Filed in connection with the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002.
(10)         Filed in connection with the Company’s Current Report on Form 8-K that was filed on April 17, 2003.
(11)         Filed in connection with the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003.
(12)         Filed in connection with the Company’s Current Report on Form 8-K that was filed on January 6, 2004.
(13)         Filed in connection with the Company’s Current Report on Form 8-K that was filed on May 7, 2004.
(14)         Filed in connection with the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2004.
(15)         Filed in connection with the Company’s Current Report on Form 8-K that was filed on November 12, 2004.
(16)         Filed in connection with the Company’s Current Report on Form 8-K that was filed on December 10, 2004.
(17)         Filed in connection with the Company’s Current Report on Form 8-K that was filed on December 15, 2004.
(18)         Filed in connection with the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended December 31, 2004.
(19)         Filed in connection with the Company’s Current Report on Form 8-K that was filed on February 9, 2005.
(20)         Filed in connection with the Company’s Current Report on Form 8-K that was filed on August 11, 2005.
(21)         Filed in connection with the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2005.
(22)         Filed in connection with the Company's Registration Statement on Form S-2 (File Number 333-128690).

Item 17.  Undertakings

(a)    The undersigned registrant hereby undertakes:

(1)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)
to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or together, represent a fundamental change in the information in the registration statement; and

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if he information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statrment.

(2)
that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)
The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(c)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Princeton, State of New Jersey, on October 25, 2005.

VOXWARE, INC. (Registrant)

By:	/s/ THOMAS J. DRURY, JR
Thomas J. Drury, Jr.,
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/S/ THOMAS J. DRURY, JR	President, Chief Executive Officer and Director (Principal Executive Officer)	October 25, 2005
Thomas J. Drury, Jr.
/S/ PAUL COMMONS	Chief Financial Officer (Principal Financial and Accounting Officer)	October 25, 2005
Paul Commons
*	Director	October 25, 2005
James L. Alexandre
*	Director	October 25, 2005
David B. Levi
*	Director	October 25, 2005
Ross T. Martinson
*	Director	October 25, 2005
Donald R. Caldwell
*	Director	October 25, 2005
Joseph A. Allegra
*	Director	October 25, 2005
Michael Janis

By: /S/ THOMAS J. DRURY, JR.		October 25, 2005
THOMAS J. DRURY, JR. (Attorney-in-fact)

INDEX TO EXHIBITS

2.1	Asset Purchase Agreement, dated as of February 4, 1999, by and between Ascend Communications, Inc. and Voxware, Inc.**(1)

3.1(a)	Amended and Restated Certificate of Incorporation**(11)

3.1(b)	Certificate of Amendment to the Amended and Restated Certificate of Incorporation.**(12)

3.1(c)	Certificate of Amendment to the Amended and Restated Certificate of Incorporation **(13)

3.1(d)	Certificate of Amendment to the Amended and Restated Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on December 29, 2004.**(21)

3.2	Amended and Restated Bylaws.**(11)

4.1	Stock Restriction and Registration Rights Agreement, dated April 4, 2000, by and among Voxware, Inc., Verbex Acquisition Corporation, InRoad, Inc. and Stratos Product Development LLC.**(3)

4.2	Form of Warrant issued to InRoad, Inc., dated April 4, 2000.**(3)

4.3	Warrant issued to Stratos Product Development, LLC, dated April 4, 2000.**(3)

4.4	Amendment to Warrants, dated as of July 7, 2003, by and among Voxware, Inc. and Stratos Product Development, LLC and InRoad, Inc.**(21)

4.5	Form of Common Stock Purchase Warrant.**(10)

4.6	Form of Common Stock Purchase Warrant issued to Ridgecrest Capital Partners.**(10)

4.7	Form of Series D Convertible Preferred Stock Purchase Warrant.**(10)

4.8	Form of Series D Convertible Preferred Stock Purchase Warrant to be issued to Edison Venture Fund V, L.P., dated December 30, 2003.**(12)

4.9	Form of Series D Convertible Preferred Stock Purchase Warrant to be issued to Cross Atlantic Technology Fund II, L.P., dated December 30, 2003.**(12)

4.10	Form of Common Stock Purchase Warrant issued to former holders of Series D Convertible Preferred Stock Purchase Warrants (see Exhibits 4.7, 4.8 and 4.9).**(21)

4.11	Form of Common Stock Purchase Warrant issued to Mufson Howe Hunter & Company LLC, dated August 11, 2005.**(21)

4.12	Form of Common Stock Purchase Warrant issued to Alan A. Nash, dated August 11, 2005.**(21)

4.13	Form of Common Stock Purchase Warrant issued to Duncan J. L. Fitzwilliams, dated August 11, 2005.**(21)

4.14	Form of Common Stock Purchase Warrant issued to Emma Smith, dated August 11, 2005.**(21)

5.1	Opinion of Morgan, Lewis & Bockius LLP.**(22)

10.1	Voxware, Inc. 1994 Stock Option Plan.**(2)

10.2	Form of Voxware, Inc. Stock Option Agreement.**(2)

10.3	Form of Indemnification Agreement.**(2)

10.4	Securities Purchase Agreement, dated as of August 10, 2000, by and between Voxware, Inc. and Castle Creek Technology Partners, LLC.**(4)

10.5	Registration Rights Agreement, dated as of August 15, 2000, by and between Voxware, Inc. and Castle Creek Technology Partners, LLC.**(4)

10.6
Securities Purchase Agreement, dated as of April 19, 2001, by and between Voxware, Inc. and Castle Creek Technology Partners, LLC, together with the form of Additional Share Warrant attached as an exhibit thereto.**(7)

10.7
Registration Rights Agreement, dated as of April 19, 2001, by and between Voxware, Inc. and Castle Creek Technology Partners, LLC, together with the form of Remedy Warrant attached as an exhibit thereto.**(7)

10.8	Voxware, Inc. 1998 Stock Option Plan for Outside Directors.**(8)

10.9	Voxware, Inc. Plan to Pay Non-Employee Directors an Annual Retainer.**(8)

10.10	Series D Convertible Preferred Stock Purchase Agreement, dated as of April 16, 2003, by and among Voxware, Inc. and the Purchasers thereto.**(10)

10.11	Exchange Agreement, dated as of April 16, 2003, by and between Voxware, Inc. and Castle Creek Technology Partners, LLC.**(10)

10.12	Exchange Agreement, dated as of April 16, 2003, by and among Voxware, Inc. and certain holders of its Series C Convertible Preferred Stock.**(10)

10.13	Exchange Agreement, dated as of April 16, 2003, by and among Voxware, Inc., Creafund n.v., Avvision BVBA, BVBA Com2Wizards, Eurl Val D Auso and Wim Deneweth.** (10)

10.14	Settlement Agreement, dated as of April 16, 2003, by and between Voxware, Inc. and Castle Creek Technology Partners, LLC.**(10)

10.15	Investor Rights Agreement, dated as of June 27, 2003, by and between Voxware, Inc. and the Investors thereto.**(11)

10.16	Stockholders Agreement, dated as of June 27, 2003, by and between Voxware, Inc. and the Holders and Investors listed on Schedule 1 thereto.**(11)

10.17	Voxware, Inc. 2003 Stock Option Plan.**(11)

10.18	Form of Voxware, Inc. Stock Option Agreement.**(11)

10.19	Loan and Security Agreement, dated as of December 29, 2003, by and between Voxware, Inc. and Silicon Valley Bank.**(12)

10.20	Intellectual Property Security Agreement, dated as of December 29, 2003, by and between Voxware, Inc. and Silicon Valley Bank.**(12)

10.21	Unconditional Guaranty of Edison Venture Fund V, L.P., as guarantor, dated as of December 29, 2003.**(12)

10.22	Unconditional Guaranty of Cross Atlantic Technology Fund II, L.P., as guarantor, dated as of December 29, 2003.**(12)

10.23	Executive Employment Agreement, dated March 3, 2004, by and between Voxware, Inc. and Thomas J. Drury, Jr.**(12)

10.24	Indemnification Agreement, dated February 2004, by and between Voxware, Inc. and Thomas J. Drury, Jr.**(21)

10.25	Executive Employment Agreement, dated June 21, 2004, by and between Voxware, Inc. and Paul Commons**(12)

10.26	Indemnification Agreement, dated June 21, 2004, by and between Voxware, Inc. and Paul Commons.**(21)

10.27	First Loan Modification Agreement dated May 28, 2004, by and between Voxware, Inc. and Silicon Valley Bank**(12)

10.28	Software License, Hardware, Services and Maintenance Agreement, dated as of August 23, 2001, by and between Voxware, Inc. and US Food Service, Inc.***

10.29	Waiver Letter, dated October 8, 2004, from Silicon Valley Bank to Voxware, Inc.**(12)

10.30	Second Loan Modification Agreement, dated December 8, 2004, between Voxware, Inc. and Silicon Valley Bank**(16)

10.31	Form of Common Stock Purchase Agreement, date as of August 11, 2005, by and between Voxware, Inc. and certain accredited investors.**(20)

10.32	Form of Amendment No. 2 to Stockholders Agreement, dated as of August 11, 2005, by and between Voxware, Inc. and certain accredited investors.**(20)

10.33	Form of Amended and Restated Investor Rights Agreement, dated as of August 11, 2005, by and between Voxware, Inc. and certain accredited investors.**(20)

21.1	Subsidiaries of Voxware, Inc.**(11)

23.1	Consent of BDO Seidman, LLP*

23.2	Consent of Hempstead & Co.*

23.3	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1).**(22)

24.1	Power of Attorney (included on signature page).**(22)

99.1	Hempstead & Co. valuation report dated February 16, 2004.**(14)
______________________
*      Filed herewith.
**           Previously filed with the Commission as Exhibits to, and incorporated by reference from, the following documents:
***         The attachments to this document have not been filed because the Company believes that the information contained therein is not deemed material.

(1)    Filed in connection with the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1998.
(2)    Filed in connection with the Company’s Registration Statement on Form S-1 (File Number 33-08393).

(3)    Filed in connection with the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2000.
(4)    Filed in connection with the Company’s Current Report on Form 8-K that was filed on August 16, 2000.
(5)    Filed in connection with the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 1998.
(6)    Filed in connection with the Company’s Registration Statement on Form S-2 (File Number 33-68646).
(7)    Filed in connection with the Company’s Current Report on Form 8-K that was filed on April 20, 2001.
(8)    Filed in connection with the Company’s Registration Statement on Form S-8 (File Number 33-33342).
(9)    Filed in connection with the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002.
(10)         Filed in connection with the Company’s Current Report on Form 8-K that was filed on April 17, 2003.
(11)         Filed in connection with the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003.
(12)         Filed in connection with the Company’s Current Report on Form 8-K that was filed on January 6, 2004.
(13)         Filed in connection with the Company’s Current Report on Form 8-K that was filed on May 7, 2004.
(14)         Filed in connection with the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2004.
(15)         Filed in connection with the Company’s Current Report on Form 8-K that was filed on November 12, 2004.
(16)         Filed in connection with the Company’s Current Report on Form 8-K that was filed on December 10, 2004.
(17)         Filed in connection with the Company’s Current Report on Form 8-K that was filed on December 15, 2004.
(18)         Filed in connection with the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended December 31, 2004.
(19)         Filed in connection with the Company’s Current Report on Form 8-K that was filed on February 9, 2005.
(20)         Filed in connection with the Company’s Current Report on Form 8-K that was filed on August 11, 2005.
(21)         Filed in connection with the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2005.
(22)         Filed in connection with the Company's Registration Statement on Form S-2 (File Number 333-128690).